UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LGBTQ LOYALTY HOLDINGS, INC. (F/K/A LIFEAPPS BRANDS INC.)
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

53190A205
(CUSIP Number)

Maxim Partners LLC

405 Lexington Avenue

New York, NY, 10174

212-895-3500

with a copy to:

Barry I. Grossman, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

(212) 370-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	53190A205

1	NAMES OF REPORTING PERSONS
MAXIM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	53190A205

1	NAMES OF REPORTING PERSONS
MJR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	53190A205

1	NAMES OF REPORTING PERSONS
Michael Rabinowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D (“Schedule 13D”) filed on January 25, 2019, with respect shares of common stock, par value $0.001 per share, (the “Common Stock”) of LGBTQ Loyalty Holdings, Inc. (formerly known as LifeApps Brands, Inc.), a corporation incorporated in the State of Delaware (the “Issuer”), with its principal executive offices located at 2435 Dixie Highway Wilton, FL 33305. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends and restates Items 5 and 7 in their entirety as set forth below.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 — 13 of the cover pages of this Amendment are incorporated herein by reference.

(c) During the 60 days preceding the date of this Amendment, the Issuer entered into a securities exchange agreement with Maxim Partners LLC pursuant to which the Maxim Partners LLC exchanged 129,558,574 shares of Common Stock for 129,559 shares (the “Exchange Shares”) of our Series C Preferred Stock (the “Share Exchange”). At the request of the Maxim Partners LLC, the Exchange Shares were transferred and issued to Pride Partners LLC, an affiliate of Maxim Partners, LLC.

(d) Not applicable.

(e) As of June 4, 2019, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1

Securities Exchange Agreement, dated June 4, 2019, by and between the Issuer and Maxim Partners LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on June 4, 2019).

Exhibit 99.2	Joint Filing Agreement by and among the Reporting Persons, dated February 5, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2019	MAXIM PARTNERS LLC

	By:	/s/ Timothy Murphy
Name: Timothy Murphy
Title: CFO

MJR HOLDINGS LLC

	By:	/s/ Michael Rabinowitz
Name: Michael Rabinowitz
Title: Managing Member

/s/ Michael Rabinowitz
Michael Rabinowitz